EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               December 22, 2009

TEL AVIV STOCK EXCHANGE                  SECURITIES AUTHORITY

www.tase.co.il                           www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

        Subject of the Event: Completion of the Sale of the Bank's Shares

Further to the Bank's Immediate Report dated November 23, 2009 regarding the decision of the State of Israel's representatives to choose BGI Investments
(1961) Ltd. ("B.G.I.") as the "Preferred Bidder" in the sale process of the Bank's shares within the framework of the Arrangement Plan between the Bank and its shareholders ("the Arrangement Plan"), the Bank gives notice as follows:

     1. On December 22, 2009, the sale of the Bank's shares within the framework of the Arrangement Plan was completed. Along with the sale, the Bank's class D and DD shares, not held by the State of Israel, were redeemed.

     2. The purchase of the Bank's shares within the framework of the Arrangement Plan was made by B.G.I. through a special-purpose company, which is (indirectly) fully-owned and controlled by B.G.I.

     3. The Record Date entitling shareholders to receive the proceeds from the sale of the shares is December 20, 2009.

     4. At the closing of the sale of the Bank's shares, the purchaser transferred to the Trustee (U-Bank Trust Company Inc.) the proceeds of the sale of the sold shares, except those held by the State of Israel.

     5. The Trustee will pay to the Bank Discount Nominee Company Ltd. the proceeds for the shares traded on the Tel Aviv Stock Exchange (these shares are listed in the name of the nominee company), until December 29, 2009, subject to the delivery of the relevant stock certificates by the nominee company.

     6. Pursuant to the Arrangement Plan, the amount of the proceeds to be paid to the shareholders of the sold shares will be distributed in accordance with the formulas proposed by Prof. A. Barnea and which were attached as Exhibit "A" to the Arrangement Plan. The calculation of the amounts to be paid according to these formulas was made by the State of Israel.


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          Pursuant to the notice given to the Bank by the Government Companies
          Authority, the amounts to be paid, according to the calculations it performed, to the shareholders of the sold shares that are traded on the Tel Aviv Stock Exchange, are as follows:

For each Ordinary Preferred Share:   NIS 16.6497 (equivalent approx. to $4.37)

For each Preference C Share:         NIS 5.5081 (equivalent approx. to $1.45)

For each Preference CC Share:        NIS 55.0815 (equivalent approx. to $14.59)

For each Preference CC1 Share:       NIS 55.0815 (equivalent approx. to $14.59)

     7. Pursuant to the Arrangement Plan, the amount of the redemption proceeds to be paid to the shareholders of the class D and DD shares is as follows:

For each Preference D share:         $161.67

For each Preference DD share:        $1,560.46

     8. The proceeds from the sale and redemption of the above shares were deposited in trust with UBank Trust Company Ltd. ("THE TRUSTEE") on December 22, 2009, for the benefit of the shareholders and will be available to them for seven years from the time of their deposit.

     9. In order to receive their proceeds, shareholders residing outside of the State of Israel must contact the Bank's agent in the United States, BNY Mellon Shareowner Services, Att: Corporate Action Dep't., 27th Floor, 480 Washington Boulevard, Jersey City, New Jersey 07310, Toll Free Tel.:1-866-276-2067.

     10. According to the agreement between the Bank and BNY Mellon, Mellon will requisition funds from UBank for payment to the shareholders who submitted the necessary documents, on an as-needed basis for the first of the above-mentioned seven year period and on a monthly basis thereafter.